VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

02055857

26 October 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

02 NOV -5 AM 8:29

SUPPL

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Deborah Bu—

Ms D Bucher
Corporate Administrator

dlw 11/14

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

AUSTRALIAN STOCK EXCHANGE
VRL000363

DATE : 25 October 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 7

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

BRIEF SUMMARY OF CONTENTS:

Change of Director's Interests Notice x1

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	18 OCTOBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 – 23 OCTOBER 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director: GRAHAM WILL' 1 BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	2,400	2,400			
TOTAL		2,400			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		6,000,000			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,390,400	1,390,400			
TOTAL		**1,390,400**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: GRAHAM WILLI' ' BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	184,191				
	51,925		18-Oct-02	$9.00	
	3,303		21-Oct-02	$9.00	
	31,485	270,904	23-Oct-02	$9.00	
TOTAL		270,904			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	4,746				
	266	5,012	21-Oct-02	$1.00	
TOTAL		5,012			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

AUSTRALIAN STOCK EXCHANGE
VRL000362

DATE : 18 October 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 21

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

BRIEF SUMMARY OF CONTENTS:

Change of Director's Interests Notice x3

02 NOV -5 AM 8:29

Please fax ASX confirmation of announcement to: 61 3 9639 1540

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	4 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 OCTOBER 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director:	**ROBERT GEORGE KIRBY**
Name of Company:	**VILLAGE ROA HOW LIMITED**
Name and Type of Security:	**ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	1,000	1,000			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,920,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167	01-Jan-02		Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	167	167			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**407,073**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **AUSTEREO G, UP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROA HOW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	33,650	33,650			
Positive Investments Pty Ltd	1,884,285	1,884,285			Director and shareholder of Positive Investments Pty Ltd
First Gatoom Pty Ltd	131,595	131,595			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**2,049,530**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROA HOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,819,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROA HOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**306,906**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO GI UP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and Shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director:	**JOHN ROSS KIRBY**
Name of Company:	**VILLAGE ROA. HOW CORPORATION LIMITED**
Name and Type of Security:	**ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	37,971	37,971			
Positive Investments Pty Ltd	1,884,285	1,884,285			Director and shareholder of Positive Investments Pty Ltd
First Gatoom Pty Ltd	131,595	131,595			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**2,015,880**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROAL HOW CORPORATION LIMITED**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	778 3,000	3,778	14-Oct-02	$1.00	
Zuling Pty Ltd	689	689			Director and shareholder of Zuling Pty Ltd
First Gatoom Pty Ltd	2,892	2,892			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**7,359**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	4 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 OCTOBER 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROA HOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,819,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROA HOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**306,906**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO G[UP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and Shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROA. HOW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	37,971	37,971			
Positive Investments Pty Ltd	1,884,285	1,884,285			Director and shareholder of Positive Investments Pty Ltd
First Gatoom Pty Ltd	131,595	131,595			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**2,015,880**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROAL HOW CORPORATION LIMITED**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	778 3,000	3,778	14-Oct-02	$1.00	
Zuling Pty Ltd	689	689			Director and shareholder of Zuling Pty Ltd
First Gatoom Pty Ltd	2,892	2,892			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**7,359**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	9 OCTOBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 – 17 OCTOBER 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAI ,IOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	2,400	2,400			
TOTAL		**2,400**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		**6,000,000**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAI HOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,390,400	1,390,400			
TOTAL		**1,390,400**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAI HOW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	97,555				
	21,891		14-Oct-02	$9.00	
	600		15-Oct-02	$9.00	
	933		16-Oct-02	$9.00	
	63,212	184,191	17-Oct-02	$9.00	
Burvil Investments Pty Ltd	3,000				Director and shareholder of Burvil Investments Pty Ltd
	(3,000)	0	14-Oct-02	$9.00	
TOTAL		**184,191**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director:	**GRAHAM WILLIAM BURKE**
Name of Company:	**VILLAGE ROAI HOW CORPORATION LIMITED**
Name and Type of Security:	**PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,746 3,000	4,746	14-Oct-02	$1.00	
TOTAL		**4,746**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

AUSTRALIAN STOCK EXCHANGE

VRL000361

DATE : 17 October 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 6

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

BRIEF SUMMARY OF CONTENTS:

Appendix 3C and Form 281 – Employee Share Plan Buy back

02 NOV -5 AM 8:29

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary Shares and A Class Preference Shares
3	Voting rights *(eg, one for one)*	Voting (one for one) and Non Voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	235,685,727 Ordinary Shares 251,137,447 A Class Preference Shares
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	To enable cancellation of shares following the surrender of holdings by executives (in accordance with the executive and employee share schemes' rules)

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	N/A

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	1,148,420 Ordinary Shares 125,900 A Class Preference Shares
15	Price to be offered for shares	Range from $2.63 to $4.12 per Ordinary Share Range from $1.85 to $3.19 per A Class Preference Share

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is ~~not~~ contained in, or attached to, this form.

Sign here: .... Date: 17 October 2002
Company Secretary

Print name: S L Driscoll

== == == == ==

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ASIC registered agent number	
lodging party or agent name	Ms Heather A Howard
office, level, building name **or** PO Box no.	
street number & name	206 Bourke Street
suburb/city	Melbourne state/territory Vic postcode 3000
telephone	(03)9667 6534
facsimile	(03)9653 1931
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

Company name VILLAGE ROADSHOW LIMITED
A.C.N. 010 672 054

Type of share buy-back tick the appropriate box	**Buy back details** fill in details for the type of buy back selected	**When is this form required**
☒ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about 01 / 11 / 02	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **On market** within 10/12 limit	period of buy back / / to / /	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   * if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   * if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name S L Driscoll capacity Secretary

sign here date 17/ 10 /02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

* the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
* in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

* if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
* if it is not - the agreement is entered into (S. 257F).

Shaun Driscoll

From: ASX Online [ASX.Online@asx.com.au]
Sent: 11 October 2002 9:15
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

ASX_ANC_MENT.pdf

AUSTRALIAN STOCK EXCHANGE
VRL000360

ASX confirms the release to the market of Doc ID: 27340 as follows:
Release Time: 11-Oct-2002 09:10:50
ASX Code: VRL
File Name: ASX_ANC_MENT.pdf
Your Announcement Title: 2002 Annual Report and Notice of Annual General Meeting

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

11 October 2002

The Manager
Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

2002 ANNUAL REPORT AND NOTICE OF ANNUAL GENERAL MEETING

In accordance with the Listing Rules, we confirm that the Company's 2002 Annual Report together with Notice of Annual General Meeting has been forwarded to shareholders today.

In accordance with Listing Rule 15.4.1 the following documents are attached:

- 2002 Annual Report;
- Notice of Annual General Meeting; and
- Proxy form.

Yours faithfully,

Shaun Driscoll
Co Company Secretary

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

NOTICE OF
ANNUAL GENERAL MEETING

Date:	**19 November 2002 at 9.00am**
Venue:	**Roxy Cinema** **Warner Bros. Movie World** **Pacific Highway, Oxenford** **Queensland**

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Proxy Form/Invitation

Village Roadshow Limited
ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

ASX

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR** Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Village Roadshow Limited to be held at Roxy Cinema, Warner Bros. Movie World, Pacific Highway, Oxenford, Queensland on Tuesday 19 November 2002 at 9.00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 3 i	Re-election of a Director - John R. Kirby			
Item 3 ii	Re-election of a Director - Peter E. Foo			
Item 3 iii	Re-election of a Director - Peter M. Harvie			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name | Contact Daytime Telephone | Date / /

VRL 1PR 001811 V_00401B

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 9 October 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 7

BRIEF SUMMARY OF CONTENTS:

Change of Director's Interests Notice x1

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	23 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 – 7 OCTOBER 2002
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD: OW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	2,400	2,400	01-Jan-02		
TOTAL		**2,400**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000	01-Jan-02	$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000	01-Jan-02	$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000	01-Jan-02	$5.00	Expiring 30-Nov-07
TOTAL		**6,000,000**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD OW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,390,400	1,390,400	01-Jan-02		
TOTAL		**1,390,400**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD .OW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	66,533				
	18,612		04-Oct-02	$9.00	
	12,410	97,555	07-Oct-02	$9.00	
Burvil Investments Pty Ltd	3,000	3,000	01-Jan-02		Director and shareholder of Burvil Investments Pty Ltd
TOTAL		**100,555**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director:	**GRAHAM WILLIAM BURKE**
Name of Company:	**VILLAGE ROAD .OW CORPORATION LIMITED**
Name and Type of Security:	**PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,746	1,746	01-Jan-02		
TOTAL		**1,746**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			